PUBLIC



13030736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68871 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
|---|
| 157945 |
| FIRM I.D. NO. |

NAME OF BROKER-DEALER: Greenwich Energy Capital Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Whiffletree Way
(No. and Street)

Riverside (City) CT (State) 06878 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Halpern (203)210-7364
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
REGISTRATIONS BRANCH
04

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CM
3/12/13

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Jasjeet S. Sood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenwich Energy Capital Advisors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

Managing Member
Title

[signature]
Notary Public
My commission expires September 30, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Greenwich Energy Capital Advisors, LLC**

Statement of Financial Condition

December 31, 2012

with

Report of Independent Auditors

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

# Report of Independent Auditors

The Member
Greenwich Energy Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Greenwich Energy Capital Advisors, LLC as of December 31, 2012. This statement of financial condition is the responsibility of the management of Greenwich Energy Capital Advisors, LLC. Our responsibility is to express an opinion on the statement of financial condition, based on our audit.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.



ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greenwich Energy Capital Advisors, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 22, 2013

**Greenwich Energy Capital Advisors, LLC**
Statement of Financial Condition
December 31, 2012

Assets

| | | |
|---|---|---|
| Current assets | | |
| Cash and cash equivalents | $ | 17,469 |
| Prepaid expenses | | 2,103 |
| Total current assets | | 19,572 |
| Total assets | $ | 19,572 |

Liabilities and Member's Equity

| | | |
|---|---|---|
| Current liabilities | | |
| Accounts payable and accrued liabilities | $ | 5,789 |
| Member's equity | | 13,783 |
| Total liabilities and member's equity | $ | 19,572 |

See accompanying notes

**Greenwich Energy Capital Advisors, LLC**
Notes to Financial Statements
December 31, 2012

Note 1 - Description of operations and significant accounting policies

Greenwich Energy Capital Advisors, LLC (the "Company") was organized in December 2010 and began operating as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA") in November 2011.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers all temporary investments to be cash or cash equivalents. The Company maintains its cash balances in a large financial institution located in Connecticut. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Estimated Fair Value of Financial Instruments
Accounting principles generally accepted in the United States require the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying values, as such financial instruments are short-term in nature or bear interest at current market rates.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collectability. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance.

**Greenwich Energy Capital Advisors, LLC**
Notes to Financial Statements
December 31, 2012

Note 1 - Description of operations and significant accounting policies (continued)

<u>Property and equipment</u>
Property and equipment are recorded at cost. Depreciation is computed using the accelerated methods, including bonus first year amounts, over an estimated useful life of five years. The Company generally capitalizes additions of $1,000 or more.

<u>Income Taxes</u>
The Company has elected to be taxed under the provisions of Section 1065 of the Internal Revenue Code. Under these provisions, the Company is not subject to federal taxes on income. Instead, its member includes his share of the Company's taxable income on his individual income tax returns.

The Company has adopted accounting principles generally accepted in the United States relating to the accounting for uncertainty in income taxes. Adoption of the provisions did not have a material impact on the Company's liability for unrecognized tax benefits. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2011 to 2012 are open for examination by the Internal Revenue Service.

<u>Use of estimates</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

Note 2 - Net capital requirement (continued)

At December 31, 2012, the Company had net capital, as defined under the Rule, of $11,681, which exceeded the minimum requirement of $5,000 by $6,681. The Company's aggregate indebtedness, as defined under the Rule, was $5,789.

Note 3 - Liabilities subordinated to the claims of general creditors

As of December 31, 2012, the Company had not entered into any subordinated loan agreements.

Note 4 - Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

Note 5 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2012 that required recognition or disclosure in such financial statements.